STARCORE INTERNATIONAL MINES LTD.

and

AMERICAN CONSOLIDATED MINERALS CORP.

ARRANGEMENT AGREEMENT

October 1, 2014

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION

Section 1.1 Defined Terms 1

Section 1.2 Certain Rules of Interpretation 11

Section 1.3 Schedules 12

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement 13

Section 2.2 Interim Order 13

Section 2.3 The American Consolidated Meeting 14

Section 2.4 The American Consolidated Circular 15

Section 2.5 Final Order 16

Section 2.6 Court Proceedings 17

Section 2.7 No Fractional Shares 17

Section 2.8 Arrangement Filings and Effective Date 18

Section 2.9 Announcement and Shareholder Communications 18

Section 2.10 List of Shareholders 19

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of American Consolidated 19

Section 3.2 Representations and Warranties of Starcore 19

ARTICLE 4 COVENANTS

Section 4.1 Covenants of American Consolidated Regarding the Conduct of Business until the Effective Time 20

Section 4.2 Covenants of American Consolidated Regarding the Arrangement 22

Section 4.3 Covenants of Starcore Relating to the Arrangement 23

Section 4.4 American Consolidated Warrants 24

Section 4.5 Starcore Meeting or Written Resolution 24

Section 4.6 Starcore Circular 25

Section 4.7 Access to Information; Confidentiality 26

Section 4.8 Notice and Cure Provisions 26

Section 4.9 Insurance and Indemnification 27

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation 27

Section 5.2 Notification of Acquisition Proposals 29

( i )

Section 5.3 Responding to an Acquisition Proposal 29

Section 5.4 Right to Match 30

Section 5.5 Breach by Subsidiaries and Representatives 33

ARTICLE 6 CONDITIONS

Section 6.1 Mutual Conditions Precedent 33

Section 6.2 Additional Conditions Precedent to the Obligations of Starcore 33

Section 6.3 Additional Conditions Precedent to the Obligations of American Consolidated 34

Section 6.4 Satisfaction of Conditions 35

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term 36

Section 7.2 Termination 36

Section 7.3 Effect of Termination/Survival 38

ARTICLE 8 GENERAL PROVISIONS

Section 8.1 Amendments 38

Section 8.2 Termination Fees 39

Section 8.3 Expenses 40

Section 8.4 Notices 40

Section 8.5 Time of the Essence 41

Section 8.6 Injunctive Relief 41

Section 8.7 Third Party Beneficiaries 41

Section 8.8 Waiver 42

Section 8.9 Entire Agreement 42

Section 8.10 Successors and Assigns 42

Section 8.11 Severability 42

Section 8.12 Governing Law 43

Section 8.13 Rules of Construction 43

Section 8.14 No Liability 43

Section 8.15 Language 43

Section 8.16 Counterparts 43

SCHEDULES

Schedule A PLAN OF ARRANGEMENT

Schedule B ARRANGEMENT RESOLUTION

Schedule C REPRESENTATIONS AND WARRANTIES OF AMERICAN CONSOLIDATED

Schedule D REPRESENTATIONS AND WARRANTIES OF STARCORE

( ii )

ARRANGEMENT AGREEMENT

This Arrangement Agreement is dated October 1, 2014 between Starcore International Mines Ltd. (“Starcore”) and American Consolidated Minerals Corp. (“American Consolidated”).

WHEREAS:

(a)	Starcore proposes to acquire all of the issued and outstanding common shares of American Consolidated on the basis of one third of a Starcore common share for each one (1) American Consolidated common share;

(b)	Starcore and American Consolidated intend that the acquisition of American Consolidated by Starcore be carried out under the arrangement provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia);

(c)	The boards of directors of each of Starcore and American Consolidated have unanimously determined that the Arrangement is in the best interest of their respective shareholders, and has resolved to support the Arrangement and enter into this Arrangement Agreement; and

(d)	Starcore has entered into voting support agreements with each of the directors and officers of American Consolidated and with certain other shareholders of American Consolidated;

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1 INTERPRETATION

Section 1.1 Defined Terms.

Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following capitalized words and terms will have the meanings set out below and in addition certain other words and terms are defined in the Plan of Arrangement:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only American Consolidated and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than Starcore (or any affiliate of Starcore or any Person acting in concert with Starcore or any affiliate of Starcore) after the date of this Agreement relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of American Consolidated and its Subsidiaries or of 20% or more of the voting or equity securities of American Consolidated or any of its Subsidiaries (or rights or interests in such voting or equity securities), (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of American Consolidated or any of its Subsidiaries, (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or winding up involving American Consolidated or any of its Subsidiaries, or (iv) any other similar transaction or series of transactions involving American Consolidated or any of its Subsidiaries.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Agreement” means this arrangement agreement, together with the Schedules attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“American Consolidated” means American Consolidated Minerals Corp., a corporation incorporated under the laws of British Columbia.

“American Consolidated Board” means the board of directors of American Consolidated as constituted from time to time.

“American Consolidated Board Recommendation” means has the meaning specified in Section 2.4(2).

“American Consolidated Circular” means the notice of the American Consolidated Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the American Consolidated Shareholders in connection with the American Consolidated Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“American Consolidated Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by American Consolidated to Starcore with this Agreement.

“American Consolidated Employees” means the employees of American Consolidated and its Subsidiaries.

“American Consolidated Filings” means all documents publicly filed under the profile of American Consolidated on the System for Electronic Document Analysis Retrieval (SEDAR) since August 19, 2012.

“American Consolidated Meeting” means the special meeting of American Consolidated Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the American Consolidated Circular.

“American Consolidated Options” means the outstanding options to purchase American Consolidated Shares issued pursuant to the American Consolidated Option Plan, as listed in Section 8(b) of the American Consolidated Disclosure Letter.

“American Consolidated Option Plan” means the American Consolidated stock option plan as most recently approved by American Consolidated Shareholders on December 13, 2013, pursuant to which American Consolidated Options are granted.

“American Consolidated Shareholders” means the registered or beneficial holders of the American Consolidated Shares, as the context requires, and American Consolidated Shareholder means any one of them.

“American Consolidated Shares” means the common shares in the capital of American Consolidated as presently constituted.

“American Consolidated Warrants” means outstanding share purchase warrants to purchase American Consolidated Shares as listed in Section 8(c) of the American Consolidated Disclosure Letter.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or supplement thereto made in accordance with this Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the Special Resolution of American Consolidated Shareholders approving the Arrangement and presented at the American Consolidated Meeting substantially in the form of Schedule B.

“Arrangement Filings” means the filings, if any, that may be required under Section 292 of the BCBCA to be made by American Consolidated with the Registrar in order for the Arrangement to be effective;

“associate” has the meaning specified in the Securities Act (British Columbia). “Authorization” means with respect to any Person, any order, permit, approval,

consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii). “Closing Certificate” has the meaning ascribed thereto in the Plan of Arrangement.

“Confidentiality Agreement” means that certain confidentiality agreement made as of August 20, 2014 between Starcore and American Consolidated.

“Consideration” means the consideration to be received by the American Consolidated Shareholders pursuant to the Plan of Arrangement as consideration for their American Consolidated Shares, consisting of one third of one (1/3) Starcore Share per one (1) American Consolidated Share (the “Exchange Ratio”).

“Constating Documents” means notice of articles, amalgamation, or continuation (or the equivalent), as applicable, and articles and all amendments to such articles.

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“Depositary” means [Computershare Investor Services Inc.], or any other depositary or trust company, bank or financial institution agreed to between Starcore and American Consolidated for the purpose of, among other things, exchanging certificates representing American Consolidated Shares for Starcore Shares in connection with the Arrangement.

“Dissent Rights” means the rights of dissent exercisable by American Consolidated Shareholders in respect of the Arrangement Resolution.

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement. “Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien,

claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Environmental Laws” means all Law and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Law, agreements or other statutory requirements.

“Exchange Ratio” has the meaning specified in the definition of Consideration. “Final Order” means the final order of the Court, after a hearing on the fairness of the terms and conditions of the Arrangement, in a form acceptable to American

Consolidated and Starcore, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of American Consolidated and Starcore, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both American Consolidated and Starcore, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“IFRS” means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Indemnified Persons” has the meaning specified in Section 8.7(1).

“Interim Order” means the interim order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to American Consolidated and Starcore, each acting reasonably, providing for, among other things, the calling and holding of the American Consolidated Meeting, as such order may be amended, supplemented or varied by the Court with the consent of American Consolidated and Starcore, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Locked-up Shareholders” means Robert Eadie and all of the directors and officers of American Consolidated.

“Matching Period” has the meaning specified in Section 5.4(1)(e).

“Material Adverse Effect” when used in connection with an entity means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, financial condition, or results of operations of a Party and its Subsidiaries taken as a whole; other than changes, events, occurrences, statements of facts, effects, or circumstances that arise from or in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada, the United States or Mexico;

(b)	any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada, the United States or Mexico;

(c)	the announcement of this Agreement, including any actions of competitors, or any loss or threatened loss of, or adverse change or threatened adverse change in the relationship of a Party with any Governmental Entity or any of its employees, executives, financing sources, distributors or suppliers arising as a consequence of the same;

(d)	any change or proposed change in Law or GAAP or accounting rules or the interpretation thereof applicable to the industries or markets in which a Party or any of its subsidiaries operate;

(e)	any action taken by a Party in accordance with this Agreement or with the prior written consent of the other Party;

(f)	any change affecting the industries or markets in which a Party or any of its Subsidiaries operate; and

(g)	the termination of any option, earn-in or joint venture agreement to which a Party is a signatory,

provided, however, that with respect to clauses (a), (b), (d) and (f), such matters do not have a materially disproportionate effect on a Party and its subsidiaries as a whole, relative to companies of similar size operating in the industries or markets in which a Party or any of its subsidiaries operate, and provided further, however, that references in certain sections of this Agreement to dollars amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means any Contract that is material to the business, operations or prospects of a Party and its Subsidiaries taken as a whole.

“Material Information” has the meaning specified in Policy 3.3 (Timely Disclosure) of the TSX Venture Exchange Corporate Finance Manual.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“officer” has the meaning specified in the Securities Act (British Columbia).

“Ordinary Course” means, with respect to an action, that such action is consistent with the past practices of a Party and is taken in the ordinary course of the normal day-to-day operations of the business of that Party.

“Outside Date” means December 31, 2014 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Starcore and American Consolidated and “Party” means any one of them.

“Permitted Liens” means, in respect of American Consolidated or any of its Subsidiaries, any one or more of the following:

(a)	statutory liens for Taxes not yet due or payable or which American Consolidated or its Subsidiaries owing such Taxes is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens for Taxes, and, in each case, if adequate reserves with respect thereto are maintained in the appropriate financial statements;

(b)	statutory liens incurred or deposits made in the ordinary course of the business of American Consolidated and its Subsidiaries in connection with workers’ compensation, employment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c)	security given by American Consolidated or any of its Subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business of American Consolidated and its Subsidiaries;

(d)	undetermined or inchoate construction, mechanics or repair or storage liens arising in the ordinary course of business of American Consolidated and its Subsidiaries, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Law or of which notice in writing has not been given to American Consolidated or its Subsidiaries;

(e)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not materially detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of American Consolidated and its Subsidiaries to carry on their business as it has been carried on in the past;

(f)	zoning by-laws, ordinances or other restrictions as to the use of real property, provided that they do not materially detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of American Consolidated and its Subsidiaries to carry on their business as it has been carried on in the past;

(g)	such other defects or irregularities of title as do not materially and adversely detract from the value or interfere with the use of the properties or assets subject thereto or affected thereby;

(h)	the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of American Consolidated or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(i)	encumbrances listed and described in section 1.1 of the American Consolidated Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of American Consolidated and Starcore, each acting reasonably.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Regulatory Approval” means, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with, or required to lawfully complete, the Arrangement.

“Representative” has the meaning specified in Section 5.1(1). “Required Approval” has the meaning specified in Section 2.2(iii).

“Securities Authority” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable provincial securities Laws, together with the rules and regulations published under such laws.

“Starcore” means Starcore International Mines Ltd., a corporation incorporated under the laws of British Columbia.

“Starcore Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Starcore to American Consolidated with this Agreement.

“Starcore Filings” means all documents publicly filed under the profile of Starcore on the System for Electronic Document Analysis Retrieval (SEDAR) since August 19, 2012.

“Starcore Meeting” means the special meeting of Starcore Shareholders, including any adjournment or postponement thereof, that may be required for the purpose of obtaining Starcore Shareholder Approval.

“Starcore Shareholder Approval”, if required by the TSX, means the approval by the Starcore Shareholders of the issuance of the Consideration (a) at the Starcore Meeting by ordinary resolution or (b) if permitted by the TSX, by written resolution of at least 50% of the Starcore Shares.

“Starcore Shareholders” means the registered or beneficial holders of the Starcore Shares, as the context requires.

“Starcore Shares” means the common shares in the capital of Starcore as presently constituted.

“Subsidiary” means, with respect to a specified body corporate is any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person to acquire not less than all of the outstanding American Consolidated Shares or all or substantially all of the assets of American Consolidated on a consolidated basis, that complies with Securities Laws and did not result from or involve a breach of Article 5 and: (a) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (b) if any consideration is cash, is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full for all of the American Consolidated Shares or assets, as the case may be; (c) if any consideration is in shares or other securities, the value of such shares of securities shall be the 20 day volume weighted average trading price of such shares or securities on the stock exchange upon which the greatest volume of trading in such shares or securities occurs; and (d) that the American Consolidated Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the American Consolidated Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by American Consolidated pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder as now in effect and as they may be promulgated or amended from time to time.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii);

(iii) any liability for the payment of any amounts of the type described in clauses (i)

or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Termination Fee” has the meaning specified in Section 8.2. “Termination Fee Event” has the meaning specified in Section 8.2. “TSXV” means the TSX Venture Exchange.

“TSX” means the Toronto Stock Exchange.

“Voting Agreements” means the voting agreements dated the date hereof and made between Starcore and the Locked-up Shareholders.

Section 1.2 Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)          Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)	Capitalized Terms. All capitalized terms used in any Schedule, in the American Consolidated Disclosure Letter or in the Starcore Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of American Consolidated or Starcore, it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of the senior officers of American Consolidated or Starcore, as the case may be.

(7)	Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS.

(8)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

(11)	Subsidiaries. To the extent any warranties, covenants or agreements relate, directly or indirectly, to a Subsidiary of American Consolidated, each such provision shall be construed as a covenant by American Consolidated to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

Section 1.3 Schedules.

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)	The American Consolidated Disclosure Letter and the Starcore Disclosure Letter and all information contained in them is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement

American Consolidated and Starcore agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that among other things, Starcore will become the holder of all the outstanding American Consolidated Shares.

Section 2.2 Interim Order

As soon as reasonably practicable following the execution of this Agreement, but in any event within 10 days of execution of this Agreement, American Consolidated shall apply to the Court, pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with Starcore, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the American Consolidated Meeting and for the manner in which such notice is to be provided;

(ii)	for confirmation of the record date for the American Consolidated Meeting referred to in Section 2.3(1).

(iii)	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by American Consolidated Shareholders present in person or represented by proxy at the American Consolidated Meeting, voting together as a single class;

(iv)	that the terms, restrictions and conditions of American Consolidated’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the American Consolidated Meeting;

(v)	for the grant of the Dissent Rights to those American Consolidated Shareholders who are registered American Consolidated Shareholders;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the American Consolidated Meeting may be adjourned or postponed from time to time by American Consolidated in accordance with the terms of this Agreement without the need for additional approval of the Court;

(viii)	that the record date for American Consolidated Shareholders entitled to notice of and to vote at the American Consolidated Meeting will not change in respect of any adjournment(s) of the American Consolidated Meeting;

(ix)	that it is Starcore’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration (including the Starcore Shares issuable upon exercise of the American Consolidated Warrants) to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(x)	for such other matters as Starcore may reasonably require, subject to obtaining the prior consent of American Consolidated, such consent not to be unreasonably withheld or delayed.

Section 2.3 The American Consolidated Meeting

(1)	Subject to the terms of this Agreement, American Consolidated shall:

(a)	convene and conduct the American Consolidated Meeting in accordance with the Interim Order, American Consolidated’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before November 30, 2014, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the American Consolidated Circular and agreed to by Starcore, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the American Consolidated Meeting without the prior written consent of Starcore, except in the case of an adjournment, as required for quorum purposes, if required by applicable Law, or as required or permitted under Section 5.4(5);

(b)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any American Consolidated Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested and paid for by Starcore, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by Starcore to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)	provide Starcore with copies of or access to information regarding the American Consolidated Meeting generated by any dealer or proxy solicitations services firm, as requested from time to time by Starcore;

(d)	permit Starcore, on behalf of the management of American Consolidated, directly or through a soliciting dealer to actively solicit proxies in favour of the Arrangement on behalf of management of American Consolidated in compliance with Law and disclose in the American Consolidated Circular that Starcore may make such solicitations;

(e)	consult with Starcore in fixing the date of the American Consolidated Meeting, give notice to Starcore of the American Consolidated Meeting and allow Starcore’s representatives and legal counsel to attend the American Consolidated Meeting;

(f)	promptly advise Starcore, at such times as Starcore may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the American Consolidated Meeting, as to the aggregate tally of the proxies received by American Consolidated in respect of the Arrangement Resolution;

(g)	promptly advise Starcore of any communication from any American Consolidated Shareholder in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights, if American Consolidated receives any written notice of dissent, and of any written communications sent by or on behalf of American Consolidated to any American Consolidated Shareholder exercising or purporting to exercise Dissent Rights;

(h)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Starcore; and

(i)	not change the record date for the American Consolidated Shareholders entitled to vote at the American Consolidated Meeting in connection with any adjournment or postponement of the American Consolidated Meeting unless required by Law.

Section 2.4 The American Consolidated Circular

(1)	American Consolidated shall promptly prepare and complete, in consultation with Starcore, the American Consolidated Circular together with any other documents required by Law in connection with the American Consolidated Meeting and the Arrangement, and American Consolidated shall, promptly after obtaining the Interim Order, (and in all cases no later than five (5) Business Days thereafter) cause the American Consolidated Circular and such other documents to be filed and sent to each American Consolidated Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the American Consolidated Meeting to be held by the date specified in Section 2.3(1).

(2)	American Consolidated shall ensure that the American Consolidated Circular complies in material respects with the Law, does not contain any Misrepresentation relating to American Consolidated and provides the American Consolidated Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the American Consolidated Meeting. Without limiting the generality of the foregoing, the American Consolidated Circular must include: (i) a statement that the American Consolidated Board has unanimously determined that the Arrangement Resolution is in the best interests of American Consolidated and recommends that American Consolidated Shareholders vote in favour of the Arrangement Resolution (the “American Consolidated Board Recommendation”), and (ii) a statement that the Locked-Up Shareholders have entered into a Voting Agreement and will vote their American Consolidated Shares in favour of the Arrangement Resolution and against any resolution submitted by any American Consolidated Shareholder that is inconsistent with the Arrangement.

(3)	American Consolidated shall give Starcore and its legal counsel a reasonable opportunity to review and comment on drafts of the American Consolidated Circular and other related documents, and shall give reasonable consideration to any comments made by Starcore and its counsel, and agrees that all information relating solely to Starcore included in the American Consolidated Circular must be in a form and content satisfactory to Starcore, acting reasonably.

(4)	Starcore shall provide all necessary information concerning Starcore and its affiliates that is required by Law to be included in the American Consolidated Circular or amendments or supplements or other related documents to American Consolidated in writing, use best efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the American Consolidated Circular and to the identification in the American Consolidated Circular of each such advisor and shall ensure that such information does not contain any Misrepresentation concerning Starcore, its Subsidiaries and the Starcore Shares.

(5)	Each Party shall promptly notify the other Party if it becomes aware that the American Consolidated Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and American Consolidated shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the American Consolidated Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5 Final Order

(1) American Consolidated shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9, Division 5 of the BCBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the American Consolidated Meeting as provided for in the Interim Order.

Section 2.6 Court Proceedings

(1)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, American Consolidated shall:

(a)	diligently pursue, and cooperate with Starcore in diligently pursuing, the Interim Order and the Final Order;

(b)	provide legal counsel to Starcore with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)	provide copies of any notice of appearance, evidence or other documents served on American Consolidated or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Starcore’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided Starcore is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Starcore’s obligations, or diminishes or limits Starcore’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Starcore; and

(g)	not object to legal counsel to Starcore making such submissions on the heading of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate.

Section 2.7 No Fractional Shares

Starcore will not be required to issue or deliver fractions of Consideration shares or to distribute share certificates which evidence fractional Consideration shares.

Section 2.8 Arrangement Filings and Effective Date

(1)	American Consolidated shall amend the Plan of Arrangement from time to time at the reasonable request of Starcore, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the American Consolidated Shareholders.

(2)	American Consolidated shall file any Arrangement Filings with the Registrar as soon as practicable after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties. Starcore will file a certified copy of the Closing Certificate in its record book and complete the Arrangement Filings if required.

(3)	The closing of the Arrangement will take place at the offices of McMillan LLP in Vancouver, British Columbia, or at such other location as may be agreed upon by the Parties.

Section 2.9 Announcement and Shareholder Communications

(1)	Starcore and American Consolidated shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, each acting reasonably. Starcore and American Consolidated agree to cooperate in the preparation of presentations, if any, to the American Consolidated Shareholders or the Starcore Shareholders regarding the transactions contemplated by this Agreement and no Party shall:

(a)	issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(b)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing under Law or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(2)	To the extent possible, American Consolidated shall provide prior notice to Starcore of any public disclosure that it proposes to make regarding Material Information,

together with a draft copy of such disclosure. Starcore and its legal counsel shall be given a reasonable opportunity to review and comment on such Material Information prior to such Material Information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Starcore and its counsel.

Section 2.10 List of Shareholders

At the request of Starcore from time to time, American Consolidated will provide Starcore with a list (in both written and electronic form) of (i) the American Consolidated Shareholders, together with their addresses and respective holdings of American Consolidated Shares, (ii) the names, addresses and holdings of all Persons having rights issued by American Consolidated to acquire American Consolidated Shares (including holders of American Consolidated Options and American Consolidated Warrants), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of American Consolidated Shares, together with their addresses and respective holdings of American Consolidated Shares. American Consolidated shall from time to time require that its registrar and transfer agent furnish Starcore with such additional information, including updated or additional lists of American Consolidated Shareholders, and lists of securities positions and other assistance as Starcore may reasonably request in order to be able to communicate with respect to the Arrangement with the American Consolidated Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of American Consolidated

(1)	Except as set forth in the American Consolidated Disclosure Letter, or as disclosed in the American Consolidated Filings, American Consolidated represents and warrants to Starcore as set forth in Schedule C and acknowledges and agrees that Starcore is relying upon such representations and warranties in connection with the entering into of this Agreement:

(2)	The representations and warranties of American Consolidated contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of Starcore

(1)	Except as set forth in the Starcore Disclosure Letter, or as disclosed in the Starcore Filings, Starcore represents and warrants to American Consolidated as set forth in Schedule D and acknowledges and agrees that American Consolidated is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of Starcore contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4 COVENANTS

Section 4.1 Covenants of American Consolidated Regarding the Conduct of Business until the Effective Time.

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, American Consolidated shall conduct business only in the Ordinary Course.

(2)	Without limiting the generality of Section 4.1(1), and without derogating from the obligations of American Consolidated in Section 6.2, American Consolidated shall use reasonable commercial efforts to preserve intact the current business organization of American Consolidated, keep available the services of the present employees and agents of American Consolidated and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with American Consolidated and except for transactions involving American Consolidated and one or more of its wholly- owned Subsidiaries or between wholly–owned Subsidiaries of American Consolidated or with the prior written consent of Starcore, American Consolidated shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any shares of American Consolidated or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of American Consolidated or any of its Subsidiaries;

(d)	issue, deliver or sell, or authorize the issuance, delivery or sale of any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of American Consolidated or any of its Subsidiaries, except for the issuance of American Consolidated Shares issuable upon the exercise of the currently outstanding American Consolidated Warrants;

(e)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses;

(f)	prepay any indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(g)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(h)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(i)	make any bonus or profit sharing distribution or similar payment of any kind;

(j)	except as required by IFRS or any other accepted accounting principles to which American Consolidated is subject to or by Law, make any change in American Consolidated’s methods of accounting;

(k)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees;

(l)	(i) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any American Consolidated Employee, director or executive officer of American Consolidated or any of its Subsidiaries; (ii) change the benefits payable under any existing severance or termination pay policies with any American Consolidated Employee, director or executive officer of American Consolidated or any of its Subsidiaries; (iii) change the benefits payable under any employment agreements with any American Consolidated Employee, director or executive officer of American Consolidated or any of its Subsidiaries; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement, except as necessary to comply with Law or with respect to existing provisions of such plans) with any director or executive officer of American Consolidated; or (v) change compensation, bonus levels or other benefits payable to any director or executive officer of American Consolidated or to any American Consolidated Employee;

(m)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(n)	compromise or settle any litigation, proceeding or governmental investigation;

(o)	except in the Ordinary Course, amend or modify in any material respect or terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(p)	except as contemplated in Section 4.9 amend, modify or terminate any insurance policy of American Consolidated or any Subsidiary in effect on the date of this Agreement;

(q)	abandon or fail to diligently pursue any application for any material licenses, permits, authorizations or registrations;

(r)	issue, sell, dispose of or grant any interest in, encumber or pledge or create any lien or agree to issue, sell, dispose of or grant an interest in, encumber or pledge or create any lien on any shares or rights convertible into shares of any Subsidiary or affiliate; or

(s)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2 Covenants of American Consolidated Regarding the Arrangement.

(1)	American Consolidated shall use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required (A) in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are satisfactory to Starcore; and

(b)	using commercially reasonable efforts to, on prior written approval of Starcore, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(c)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(d)	not taking any action, or refraining from taking any action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(e)	complete the Arrangement Filings at or immediately following the Effective Time.

(2)	American Consolidated shall promptly notify Starcore of:

(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Governmental Entity in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to Starcore); or

(d)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting American Consolidated, this Agreement or the Arrangement.

(3)	The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and use their commercially reasonable efforts to obtain and maintain all Regulatory Approvals.

(4)	The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing one another with copies of all notices and information or other correspondence supplied to, filed with, or received from, any Governmental Entity. Despite the forgoing, Starcore is under no obligation to take any steps or actions that would, in its sole discretion, affect Starcore’s right to own, use or exploit its business, operations or assets or those of American Consolidated.

Section 4.3 Covenants of Starcore Relating to the Arrangement

Starcore shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by Starcore or any of its Subsidiaries under this Agreement, co-operate with American Consolidated in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Starcore shall and where appropriate shall cause each of its Subsidiaries to:

(1)	defend all lawsuits or other legal, regulatory or other proceedings against Starcore challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(2)	apply for and use its best efforts to obtain approval of the listing and posting for trading on the TSX of (i) the Consideration shares and (ii) the Starcore Shares which are issuable upon the exercise of the American Consolidated Warrants and otherwise comply with TSX requirements relevant to this Agreement;

(3)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement.

(4)	Starcore shall promptly notify American Consolidated of:

(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(b)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)	any notice or other communication from any Governmental Entity in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to Starcore); or

(d)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Starcore, this Agreement or the Arrangement.

Section 4.4 American Consolidated Warrants

Starcore covenants and agrees that the American Consolidated Warrants outstanding on the Effective Date shall continue in effect on the same terms and conditions (subject to adjustments required after giving effect to the Arrangement including, without limitation, that such American Consolidated Warrants shall be exercisable for Starcore Shares). Starcore shall take all corporate action necessary to reserve for issuance a sufficient number of Starcore Shares for delivery upon exercise of the American Consolidated Warrants assumed in accordance with this Section 4.4.

Section 4.5 Starcore Meeting or Written Resolution

Subject to the terms of this Agreement, if required by the TSX, Starcore agrees to (a) convene and conduct the Starcore Meeting in accordance with Starcore’s articles as soon as reasonably practicable or (b) if so permitted by the TSX, obtain the Starcore Shareholder Approval by written resolution of at least 50% of the Starcore Shares.

Section 4.6 Starcore Circular

(1)	If Starcore is required by the TSX to convene the Starcore Shareholder Meeting in order to obtain the Starcore Shareholder Approval, Starcore shall:

(a)	as promptly as reasonably practicable following execution of this Agreement,

(i)  prepare the Starcore Circular together with any other documents required by applicable Laws, (ii) file the Starcore Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Starcore Circular as required in accordance with all applicable Laws;

(b)	ensure that the Starcore Circular complies in all material respects with all Laws (except that Starcore shall not be responsible for any information relating to American Consolidated and its affiliates included therein);

(c)	(i) solicit proxies in favour of the Starcore Shareholder Approval resolution, and against any resolution submitted by any other Starcore Shareholder, and take all other actions that are reasonably necessary or desirable to seek the Starcore Shareholder Approval, and (ii) recommend to holders of Starcore Shares that they vote in favour of the Starcore Shareholder Approval resolution; and

(d)	provide American Consolidated with final copies of the Starcore Circular prior to the mailing to the Starcore Shareholders.

(2)	If Starcore is required by the TSX to convene the Starcore Shareholder Meeting in order to obtain the Starcore Shareholder Approval, American Consolidated shall:

(a)	provide to Starcore all information regarding American Consolidated, its affiliates and the American Consolidated Shares as required by Laws for inclusion in the Starcore Circular or in any amendments or supplements to such Starcore Circular;

(b)	use best efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Starcore Circular and to the identification in the Starcore Circular of each such advisor; and

(c)	ensure that no such information will include any Misrepresentation concerning American Consolidated, its Subsidiaries and the American Consolidated Shares.

(3)	American Consolidated and its legal counsel shall be given a reasonable opportunity to review and comment on the Starcore Circular prior to the Starcore Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by American Consolidated and its counsel, provided that all information relating solely to American Consolidated, its affiliates and the American Consolidated Shares included in the Starcore Circular shall be in form and content satisfactory to American Consolidated, acting reasonably.

(4)	American Consolidated and Starcore shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Starcore Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Starcore Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Starcore Circular as required or appropriate, and Starcore shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Starcore Circular to Starcore Shareholders and, if required by the Court or applicable Laws, file the same with the Governmental Entities and as otherwise required.

Section 4.7 Access to Information; Confidentiality

(1)	Each of Starcore and American Consolidated shall provide to the other and their respective Representatives (a) upon reasonable notice, reasonable access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise) and (iii) senior personnel, so long as the access does not unduly interfere with the Ordinary Course conduct of business; and (b) such financial and operating data or other information with respect to the assets or business of the applicable Party as from time to time is reasonably requested.

(2)	Investigations made by or on behalf of a Party, whether under this Section 4.7 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other Party in this Agreement.

(3)	The Parties acknowledge that the Confidentiality Agreement continues to apply and that any information provided under Section 4.7(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.8 Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

Section 4.9 Insurance and Indemnification

(1)	Prior to the Effective Date, American Consolidated may purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by American Consolidated and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Starcore will, or will cause American Consolidated and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Starcore will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 150% of the American Consolidated’s current annual aggregate premium for policies currently maintained by American Consolidated or its Subsidiaries.

(2)	Starcore shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of American Consolidated and its Subsidiaries to the extent that they are disclosed to Starcore and acknowledges that such rights, to the extent that they are disclosed to Starcore shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than two (2) years from the Effective Date.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation

(1)	Except as expressly provided in this Article 5, American Consolidated shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of American Consolidated or of any of its Subsidiaries (collectively “Representatives”), and shall not permit any such Person to:

(a)	solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties (including mineral properties), facilities, books or records of American Consolidated or any Subsidiary or affiliate, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Starcore) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to, any Acquisition Proposal; or

(e)	enter into or publicly propose to enter into any agreement in respect of any publically announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than two (2) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such two (2) Business Day period);

(2)	If not already ceased and terminated, American Consolidated shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Starcore) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(a)	discontinue access to, and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of American Consolidated or any Subsidiary; and

(b)	request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding American Consolidated or any Subsidiary provided to any Person (other than Starcore), and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding American Consolidated or any Subsidiary using its best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)	American Consolidated represents and warrants that American Consolidated has not waived any confidentiality, standstill or similar agreement or restriction to which American Consolidated or any Subsidiary is a Party, except to permit submissions of expressions of interest prior the date of this Agreement, and further covenants and agrees (i) that American Consolidated shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which American Consolidated or any Subsidiary is a party, and (ii) that neither American

Consolidated, nor any Subsidiary nor any of their respective Representatives have or will, without the prior written consent of Starcore (which may be withheld or delayed in Starcore’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting American Consolidated, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which American Consolidated or any Subsidiary is a party.

Section 5.2 Notification of Acquisition Proposals

(1)	If American Consolidated or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to American Consolidated or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of American Consolidated or any Subsidiary, American Consolidated shall immediately notify Starcore, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)	such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Person(s) making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)	the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3 Responding to an Acquisition Proposal

Notwithstanding Section 5.1, if at any time following the date of this Agreement and prior to the approval by American Consolidated Shareholders of the Arrangement Resolution the American Consolidated Board receives a bona fide written Acquisition Proposal that was not solicited after entering into this Agreement in breach of Section 5.1 (and provided that: (i) the Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill or similar restriction;

(ii)   American Consolidated has been and continues to be in compliance with its obligations under this Article 5; and (iii) American Consolidated notifies Starcore in accordance with Section 5.2), then the American Consolidated Board may (directly or through its advisors or Representatives):

(a)	contact the Person making such Acquisition Proposal and its Representatives to clarify the terms and conditions of such Acquisition Proposal so as to determine whether such proposal is, or could reasonably be expected to lead to, a Superior Proposal;

(b)	if, in the opinion of the American Consolidated Board, acting in good faith and after receiving advice from its outside financial advisor and outside legal counsel, the Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal:

(i)	furnish information with respect to American Consolidated and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives; and/or

(ii)	consider such Acquisition Proposal and/or, participate and/or engage in discussions with the Person making such Acquisition Proposal and its Representatives;

provided that (x) American Consolidated will not, and will not allow its Representatives to, disclose any non-public information with respect to American Consolidated or its Subsidiaries to such Person without entering into a confidentiality and standstill agreement with such Person, having terms not more favourable to such Person than the equivalent terms of the Confidentiality Agreement, and a correct and complete copy of such agreement will be provided to Starcore before any such information is provided; and (y) Starcore is promptly provided with a list and copies of all information provided to the Person making such Acquisition Proposal not previously provided to Starcore.

Section 5.4 Right to Match

(1)	If American Consolidated receives an Acquisition Proposal that constitutes or may constitute a Superior Proposal prior to the approval of the Arrangement Resolution by the American Consolidated Shareholders, the American Consolidated Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, that is a Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(b)	American Consolidated has been, and continues to be, in compliance with its obligations under this Article 5;

(c)	American Consolidated has delivered to Starcore a written notice of the determination of the American Consolidated Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the American Consolidated Board to enter into such definitive agreement, together with a written notice from the American Consolidated Board regarding the value and financial terms that the American Consolidated Board, in consultation with its financial advisors, has determined should be ascribed to any non- cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)	American Consolidated has provided Starcore a copy of the proposed definitive agreement for the Superior Proposal;

(e)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which Starcore received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from American Consolidated;

(f)	during any Matching Period, Starcore has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	if applicable, the American Consolidated Board has determined in good faith, after consultation with American Consolidated’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Starcore under Section 5.4(2);

(h)	the American Consolidated Board has determined in good faith, after consultation with American Consolidated’s outside legal counsel that it is necessary for the American Consolidated Board to enter into a definitive agreement with respect to such Superior Proposal in order to properly discharge its fiduciary duties;

(i)	such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to any person in the event that American Consolidated completes the transactions with Starcore contemplated by this Agreement or any other similar transaction with Starcore agreed to prior to the termination of this Agreement; and

(j)	prior to entering into such definitive agreement American Consolidated terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Termination Fee pursuant to Section 8.2.

(2)	During the Matching Period, or such longer period as American Consolidated may approve in writing for such purpose: (a) the American Consolidated Board shall review any offer made by Starcore under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) American Consolidated shall negotiate in good faith with Starcore to make such amendments to the terms of this Agreement and the Arrangement as would enable Starcore to proceed with the transactions contemplated by this Agreement on such amended terms. If the American Consolidated Board determines that such Acquisition Proposal would cease to be a Superior Proposal, American Consolidated shall promptly so advise Starcore, and American Consolidated and Starcore shall amend this Agreement to reflect such offer made by Starcore, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.3, and Starcore shall be afforded a new five (5) Business Day Matching Period from the later of the date on which Starcore received the Superior Proposal Notice and a copy of the definitive agreement for the new Superior Proposal from American Consolidated.

(4)	The American Consolidated Board shall promptly reaffirm the American Consolidated Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the American Consolidated Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. American Consolidated shall provide Starcore and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by Starcore and its counsel.

(5)	If American Consolidated provides a Superior Proposal Notice to Starcore after a date that is less than ten (10) Business Days before the American Consolidated Meeting, American Consolidated shall either proceed with or shall postpone the American Consolidated Meeting, as directed by Starcore to a date that is not more than ten (10) Business Days after the scheduled date of the American Consolidated Meeting.

(6)	Nothing contained in this Section 5.3 shall limit in any way the obligation of American Consolidated to convene and hold the American Consolidated Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force.

(7)	Nothing contained in this Article 5 shall prohibit the American Consolidated Board from responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that American Consolidated shall provide Starcore and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and shall make all reasonable amendments as requested by Starcore and its counsel.

Section 5.5 Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, American Consolidated shall advise its Subsidiaries and the Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by American Consolidated, its Subsidiaries or Representatives is deemed to be a breach of this Article 5 by American Consolidated.

ARTICLE 6 CONDITIONS

Section 6.1 Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of the Parties:

(1)	American Consolidated Shareholder Approval. The Required Approval shall have been obtained at the American Consolidated Meeting.

(2)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either American Consolidated or Starcore, acting reasonably, on appeal or otherwise.

(3)	Starcore Shareholder Approval. If so required by the TSX, the Starcore Shareholder Approval shall have been obtained.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins American Consolidated or Starcore from consummating the Arrangement.

(5)	Stock Exchange Approvals. The conditional approval from the TSX and TSXV shall have been obtained by Starcore and American Consolidated, respectively.

Section 6.2 Additional Conditions Precedent to the Obligations of Starcore

Starcore is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Starcore and may only be waived, in whole or in part, by Starcore in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of American Consolidated which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties set forth in Section 5.1(3) and Schedule C were true and correct as of the Effective Time, in all respects, and all other representations and warranties of American Consolidated were true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and American Consolidated has delivered a certificate confirming same to Starcore, executed by two (2) senior officers of American Consolidated (in each case without personal liability) addressed to Starcore and dated the Effective Date.

(2)	Performance of Covenants. American Consolidated has fulfilled or complied in all material respects with each of the covenants of American Consolidated contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to Starcore, executed by two

(2)  senior officers of American Consolidated (in each case without personal liability) addressed to Starcore and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person in any jurisdiction to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Starcore’s ability to acquire, hold, or exercise full rights of ownership over, any American Consolidated Shares, including the right to vote the American Consolidated Shares;

(b)	prohibit or restrict the Arrangement, or the ownership or operation by Starcore of the business or assets of Starcore, American Consolidated or any of its Subsidiaries, or compel Starcore to dispose of or hold separate any material portion of the business or assets of Starcore, American Consolidated or any of its Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.

(4)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding American Consolidated Shares.

(5)	No Material Adverse Effect. There shall not have occurred a Material Adverse Effect to American Consolidated.

Section 6.3 Additional Conditions Precedent to the Obligations of American Consolidated

American Consolidated is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of American Consolidated and may only be waived, in whole or in part, by American Consolidated in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of Starcore which are qualified by references to materiality and the representations and warranties set forth in Schedule D were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of Starcore were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and Starcore has delivered a certificate confirming same to American Consolidated, executed by two (2) senior officers of Starcore (in each case without personal liability) addressed to American Consolidated and dated the Effective Date.

(2)	Performance of Covenants. Starcore has fulfilled or complied in all material respects with each of the covenants of Starcore contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to American Consolidated, executed by two (2) senior officers of Starcore (in each case without personal liability) addressed to American Consolidated and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person (other than Starcore) in any jurisdiction to:

(a)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Starcore’s ability to acquire, hold, or exercise full rights of ownership over, any American Consolidated Shares, including the right to vote the American Consolidated Shares;

(b)	prohibit or restrict the Arrangement, or the ownership or operation by Starcore of the business or assets of Starcore, American Consolidated or any of its Subsidiaries, or compel Starcore to dispose of or hold separate any material portion of the business or assets of Starcore, American Consolidated or any of its Subsidiaries as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect.

(4)	No Material Adverse Effect. There shall not have occurred a Material Adverse Effect to Starcore.

Section 6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2 Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either American Consolidated or Starcore if:

(i)	the Required Approval is not obtained at the American Consolidated Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins American Consolidated or Starcore from consummating the Arrangement, and such Law has, if applicable, become final and non- appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its best efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement to the extent required by this Agreement;

(iii)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	American Consolidated if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Starcore under this Agreement occurs that would cause the condition in Section 6.3(1) or

Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured; provided that any intentional breach shall be deemed to be incurable and American Consolidated is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied;

(ii)	prior to the approval by the American Consolidated Shareholders of the Arrangement Resolution, the American Consolidated Board authorizes American Consolidated to enter into a written agreement with respect to a Superior Proposal, provided American Consolidated is then in compliance with Article 5, and that prior to or concurrent with such termination American Consolidated pays the Termination Fee in accordance with Section 8.2; or

(iii)          there has occurred a Material Adverse Effect to Starcore.

(d)	Starcore if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of American Consolidated under this Agreement occurs that would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied, and such breach or failure is incapable of being cured; provided that any intentional breach shall be deemed to be incurable and Starcore is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii)	the American Consolidated Board or any committee of the American Consolidated Board fails to recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification), the American Consolidated Board Recommendation (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal which has been publically disclosed for more than two (2) Business Days after first learning of an Acquisition Proposal shall be deemed to be a Change in Recommendation), or American Consolidated breaches Section 5.1(1) in any respect or, the American Consolidated Board or any committee of the American Consolidated Board resolves or proposes to take any of the foregoing actions; or

(iii)	there has occurred a Material Adverse Effect to American Consolidated.

Section 7.3 Effect of Termination/Survival

(1)	If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1, Section 4.9 (Insurance and Indemnification) shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, Section 8.2 (Termination Fees) Section 8.3 (Expenses) and Section 8.7 (Third Party Beneficiaries) shall survive, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

(2)	As used in this Section 7.3, “wilful breach” means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE 8 GENERAL PROVISIONS

Section 8.1 Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the American Consolidated Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the American Consolidated Shareholders, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

provided that such amendment does not: (i) invalidate any required approval of the Arrangement by the American Consolidated Shareholders; or (ii) after the holding of the American Consolidated Meeting, result in an adverse change in the quantum or form of consideration payable to American Consolidated Shareholders pursuant to the Arrangement.

Section 8.2 Termination Fees

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, American Consolidated shall pay Starcore the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee” means $200,000 and “Termination Fee Event” means the termination of this Agreement:

(a)	By Starcore, pursuant to Section 7.2(1)(d)(ii);

(b)	By American Consolidated, pursuant to Section 7.2(1)(c)(ii); or

(c)	by American Consolidated or Starcore pursuant to Section 7.2(1)(b)(i) or Section 7.2(1)(b)(iii) if;

(i)	prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than Starcore or any of its affiliates or any Person (other than Starcore or any of its affiliates) shall have publicly announced an intention to do so; and

(ii)	within 180 days following the date of such termination, (i) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (ii) American Consolidated, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal.

(3)	The Termination Fee shall be paid by American Consolidated to Starcore as follows, by wire transfer or immediately available funds, if a Termination Fee Event occurs due to:

(a)	a termination of this Agreement pursuant to Section 8.2(2)(a), within three (3) Business Days of the occurrence of such Termination Fee Event;

(b)	a termination of this Agreement pursuant to Section 8.2(2)(b), prior to or simultaneously with the occurrence of such Termination Fee Event; and

(c)	a termination of this Agreement pursuant to Section 8.2(2)(c), on or prior to the consummation of the Acquisition Proposal or the entering into of the Contract referred to in Section 8.2(2)(c).

(4)	American Consolidated acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements Starcore would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which Starcore will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. American Consolidated irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Section 8.3 Expenses

(1)	All out-of-pocket third party transaction expenses incurred by a Party in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)	American Consolidated confirms that no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.4 Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to Starcore International Mines Ltd. at: Suite 750 – 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Attention: Chief Executive Officer Facsimile: 604.602.4936

with a copy to:

McMillan LLP

Suite 1500 - 1055 West Georgia Street Vancouver, British Columbia, V6E 4N7 Canada

Attention: Cory Kent Facsimile: 604.685.7084

(b)	to American Consolidated Minerals Corp. at: Suite 750 – 580 Hornby Street

Vancouver, British Columbia V6C 3B6

Attention: Lead Director Facsimile: 604.602.4936

with a copy to:

Owen Bird Law Corporation Suite 2900 – 595 Burrard Street

Vancouver, British Columbia, V6E 4N7 Canada

Attention: Jeffrey Lightfoot Facsimile: 604.632.4487

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6 Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7 Third Party Beneficiaries.

(1)	Except as provided in Section 4.9 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”) and except for the rights of the American Consolidated Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose American Consolidated hereby confirms that it is acting as agent on behalf of the American Consolidated Shareholders), American Consolidated and Starcore intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the

Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)	Despite the foregoing, Starcore acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, American Consolidated confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 8.8 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9 Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10 Successors and Assigns.

(1)	This Agreement becomes effective only when executed by American Consolidated and Starcore. After that time, it will be binding upon and enure to the benefit of American Consolidated, Starcore and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12 Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 8.13 Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14 No Liability.

No director or officer of Starcore shall have any personal liability whatsoever to American Consolidated under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Starcore. No director or officer of American Consolidated or any of its Subsidiaries shall have any personal liability whatsoever to Starcore under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of American Consolidated or any of its Subsidiaries.

Section 8.15 Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

AMERICAN CONSOLIDATED MINERALS CORP.

By: (sgd) Allan Fabbro

Authorized Signing Officer

STARCORE INTERNATIONAL MINES LTD.

By: (sgd) Robert Eadie

Authorized Signing Officer

Signature Page to Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among American Consolidated Minerals Corp. (“American Consolidated”) and the holders from time to time of the issued and outstanding common shares without par value in the capital of American Consolidate, pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended.

ARTICLE 1 INTERPRETATION

1.1	In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

“American Consolidated” means American Consolidated Minerals Corp., a corporation existing under the laws of the Province of British Columbia, Canada.

“American Consolidated Meeting” means the special meeting of American Consolidated Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the American Consolidated Circular.

“American Consolidated Shareholders” means the registered or beneficial holders of the American Consolidated Shares, as the context requires, and American Consolidated Shareholder means any one of them.

“American Consolidated Shares” means the common shares without par value in the authorized share capital of American Consolidated.

“American Consolidated Warrants” means outstanding share purchase warrants to purchase American Consolidated Shares as listed in Section 8(c) of the American Consolidated Disclosure Letter.

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or supplements thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the agreement made as of October 1, 2014 between Starcore and American Consolidated, including all schedules annexed thereto, together with the American Consolidated Disclosure Letter and the Starcore Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the American Consolidated Shareholders approving the Arrangement which is to be considered at the American

Consolidated Meeting and will be substantially in the form of Schedule B to the Arrangement Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia.

“Closing Certificate” means a certificate in the form attached hereto as Appendix A which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction.

“Court” means the Supreme Court of British Columbia.

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between Starcore and American Consolidated for the purpose of, among other things, exchanging certificates representing American Consolidated Shares for Starcore Shares in connection with the Arrangement.

“Dissent Procedures” has the meaning ascribed thereto in Section 5.1.

“Dissent Rights” means the rights of dissent exercisable by the American Consolidated Shareholders in respect of the Arrangement described in Article 5 hereto.

“Dissenter” means a registered American Consolidated Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the American Consolidated Shares held by such registered American Consolidated Shareholder.

“Dissenting Shares” has the meaning ascribed thereto in Section 5.2.

“Effective Date” means the effective date of the Arrangement, being the third Business Day after the date upon which all conditions precedent (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) to the completion of the Arrangement as set out in Article 6 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, or such other date as may be agreed to by Starcore and American Consolidated, and Starcore and American Consolidated will execute the Closing Certificate confirming the Effective Date.

“Effective Time” means the time on the Effective Date specified as the “Effective Time” on the Closing Certificate.

“Exchange Ratio” means one third of one (1/3) Starcore Share for each one (1) American Consolidated Share.

“Final Order” means the final order of the Court, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement, in a form acceptable to American Consolidated and Starcore, each acting reasonably, as such order may be amended by the Court (with the consent of American Consolidated and Starcore, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to American Consolidated and Starcore, each acting reasonably, providing for, among other things, the calling and holding of the American Consolidated Meeting, as the same may be amended, supplemented or varied by the Court, with the consent of Starcore and American Consolidated, each acting reasonably.

“Plan of Arrangement” means this Plan of Arrangement and any amendments or variations thereto made in accordance with this Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of American Consolidated and Starcore, each acting reasonably.

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA.

“Starcore” means Starcore International Mines Ltd., a corporation existing under the laws of the Province of British Columbia, Canada.

“Starcore Shares” means the common shares without par value in the authorized share capital of Starcore.

“Subsidiary” has the meaning given such term in the Arrangement Agreement. “Tax Act” means the Income Tax Act (Canada).

“Transmittal Letter” means the letter of transmittal to be sent by American Consolidated to American Consolidated Shareholders for use in connection with the Arrangement.

1.2	In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan of Arrangement into Articles and Sections and the further division thereof into subsections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or subsection refers to the specified Article, Section or subsection to this Plan of Arrangement;

(b)	the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a Section is to the appropriate Section of this Plan of Arrangement;

(c)	words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)	if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)	the word “including” means “including, without limiting the generality of the foregoing”;

(f)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g)	all references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.

ARTICLE 2 ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, the Registrar, or American Consolidated Shareholders, from and after the Effective Time.

ARTICLE 3 ARRANGEMENT

3.1	On the Effective Date, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the following sequence without any further authorization, act or formality:

(a)	each issued American Consolidated Share outstanding immediately prior to the Effective Time held by a American Consolidated Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to Starcore, free and clear of any liens, claims and encumbrances in consideration for a debt claim against Starcore in an amount and payable in accordance with Article 5, and:

(i)	such American Consolidated Shareholder will cease to be the registered holder of such Dissenting Shares and will cease to have any rights as registered holders of such American Consolidated Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 5.2(a);

(ii)	such American Consolidated Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of American Consolidated Shares maintained by or on behalf of American Consolidated; and

(iii)	Starcore will be deemed to be the transferee of such Dissenting Shares, free and clear of any liens, claims and encumbrances; and

(b)	immediately thereafter, each issued and outstanding American Consolidated Share (other than any American Consolidated Share in respect of which a registered American Consolidated Shareholder has validly exercised his, her or its Dissent Right) will be transferred to, and acquired by Starcore, without any act or formality on the part of the holder of such American Consolidated Share or Starcore, free and clear of all liens, claims and encumbrances, in exchange for such number of Starcore Shares equal to the Exchange Ratio, provided that the aggregate number of Starcore Shares payable to any American Consolidated Shareholder, if calculated to include a fraction of a Starcore Share, will be rounded down to the nearest whole Starcore Share, with no consideration being paid for the fractional share, and the name of each such American Consolidated Shareholder will be removed from the register of holders of American Consolidated Shares and added to the register of holders of Starcore Shares, and Starcore will be recorded as the registered holder of such American Consolidated Shares so exchanged and will be deemed to be the legal and beneficial owner thereof.

3.2	From the Effective Time, where American Consolidated is required to issue American Consolidated Shares to any person or entity pursuant to any American Consolidated Warrant, any convertible securities or any other agreement or arrangement (and such issuance of American Consolidated Shares is not otherwise addressed in this Plan of Arrangement) such obligation will be satisfied by the delivery to the person or entity entitled to receive such American Consolidated Shares the number of Starcore Shares equal to the Exchange Ratio that the person or entity would have been entitled to receive if the American Consolidated Shares had been issued immediately before the Effective Time, and the person or entity entitled to receive the American Consolidated Shares will be bound by the terms of this Plan of Arrangement and will receive and accept Starcore Shares in lieu of American Consolidated Shares.

ARTICLE 4 CERTIFICATES AND PAYMENTS

4.1	Starcore will deposit the Starcore Shares with the Depositary to satisfy the consideration issuable and/or payable to the American Consolidated Shareholders pursuant to this Plan of Arrangement (other than registered American Consolidated Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

4.2	After the Effective Date, certificates formerly representing American Consolidated Shares which are held by a American Consolidated Shareholder will, except for American Consolidated Shares held by Dissenters, represent only the right to receive the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

4.3	No dividends or other distributions declared or made after the Effective Date with respect to the Starcore Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for American Consolidated Shares which, immediately prior to the Effective Date, represented outstanding American Consolidated Shares and will not be payable or paid until the surrender of certificates for American Consolidated Shares for exchange for the consideration issuable and/or payable therefor pursuant to Section 3.1 in accordance with the terms of this Plan of Arrangement.

4.4	As soon as reasonably practicable after the Effective Date (subject to Section 6.2), the Depositary will forward to each American Consolidated Shareholder that submitted a duly completed Transmittal Letter to the Depositary, together with the certificate (if any) representing the American Consolidated Shares held by such American Consolidated Shareholder, the certificates representing the Starcore Shares issued to such American Consolidated Shareholder pursuant to Section 3.1(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such American Consolidated Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the American Consolidated Shareholder in the Transmittal Letter.

4.5	American Consolidated Shareholders that did not submit an effective Transmittal Letter prior to the Effective Date may take delivery of the consideration issuable or payable to them by delivering the certificates representing American Consolidated Shares formerly held by them to the Depositary at the offices indicated in the Transmittal Letter. Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the Depositary may require. Certificates representing the Starcore Shares issued to such American Consolidated Shareholder pursuant to Section 3.1 will be registered in such name or names and delivered to the address or addresses as such American Consolidated Shareholder directed in their Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the American Consolidated Shareholder in the Transmittal Letter, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

4.6	Any certificate which immediately prior to the Effective Date represented outstanding American Consolidated Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in American Consolidated, Starcore or the Depositary.

4.7	In the event any certificate, which immediately before the Effective Time represented one or more outstanding American Consolidated Shares that was exchanged pursuant to

Section 3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the American Consolidated Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 3.1 deliverable in accordance with such Person’s Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to Starcore and its transfer agent in such sum as Starcore may direct or otherwise indemnify Starcore in a manner satisfactory to it, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5 RIGHTS OF DISSENT

5.1	Notwithstanding Section 3.1, holders of American Consolidated Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in sections 242 to 247 of the BCBCA (collectively, the “Dissent Procedures”).

5.2	American Consolidated Shareholders who duly and validly exercise Dissent Rights with respect to their American Consolidated Shares (“Dissenting Shares”) and who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares to Starcore and shall be paid an amount equal to such fair value; or

(b)	for any reason are ultimately not entitled to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting American Consolidated Shareholder and will receive Starcore Shares on the same basis as every other non-dissenting American Consolidated Shareholder;

but in no case will American Consolidated be required to recognize such persons as holding American Consolidated Shares on or after the Effective Date.

5.3	If a American Consolidated Shareholder exercises the Dissent Right, Starcore will, on the Effective Date, set aside a number of Starcore Shares which is attributable under the Arrangement to the American Consolidated Shares for which Dissent Rights have been exercised. If the dissenting American Consolidated Shareholder is ultimately not entitled to be paid fair value for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting American Consolidated Shareholders and Starcore will distribute to such American Consolidated Shareholder the Starcore Shares that the American Consolidated Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a American Consolidated Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid fair value for their Dissenting Shares, Starcore will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 6

EFFECT OF THE ARRANGEMENT

6.1	As at and from the Effective Time:

(a)	American Consolidated will be a wholly-owned Subsidiary of Starcore;

(b)	the rights of creditors against the property and interests of American Consolidated will be unimpaired by the Arrangement; and

(c)	American Consolidated Shareholders, other than Dissenters, will hold Starcore Shares in replacement for their American Consolidated Shares, as provided by the Plan of Arrangement.

6.2	Starcore, American Consolidated and the Depositary will be entitled to deduct and withhold from any consideration payable to any holder of American Consolidated Shares and to any Dissenter, such amounts as Starcore, American Consolidated or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. Each of American Consolidated, Starcore and the Depositary is hereby authorized to sell or otherwise dispose of such portion of Starcore Shares payable as consideration as is necessary to provide sufficient funds to Starcore, American Consolidated or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and Starcore, American Consolidated or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7 AMENDMENTS

7.1	Starcore and American Consolidated reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is approved by each of Starcore and American Consolidated and is filed with the Court. Subject to Section 7.3, if such amendment, modification or supplement is made following the American Consolidated Meeting, it will be approved by the Court and, if required by the Court, communicated to the American Consolidated Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.2	Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Starcore or American Consolidated (provided that the other will have consented thereto) at any time prior to the American Consolidated Meeting with or without any other prior notice or communication to American Consolidated Shareholders, and if so proposed and accepted by American Consolidated Shareholders voting at the American Consolidated Meeting, will become part of this Plan of Arrangement for all purposes.

7.3	Any amendment, modification or supplement to this Plan of Arrangement may be made by Starcore and American Consolidated without approval of the American Consolidated Shareholders provided that it concerns a matter which, in the reasonable opinion of Starcore and American Consolidated is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the American Consolidated Shareholders.

ARTICLE 8 FURTHER ASSURANCES

8.1 Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

Appendix “A” to the Plan of Arrangement – Closing Certificate

Re: Arrangement Agreement dated October 1, 2014 between Starcore International Mines Ltd. and American Consolidated Minerals Corp. (the “Arrangement Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is completed as of (am/pm Vancouver local time) (the “Effective Time”) on , 2014 (the “Effective Date”).

STARCORE INTERNATIONAL MINES LTD.

Name: Title:

AMERICAN CONSOLIDATED MINERALS CORP.

Name: Title:

A - 1

SCHEDULE B ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving American Consolidated Minerals Corp. (“AJC”) and Starcore International Mines Ltd. (“Starcore”), all as more particularly described and set forth in the Management Information Circular (the “Circular”) of AJC dated October 14, 2014 accompanying the notice of this meeting (as the Arrangement may be modified, supplemented or amended), is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving AJC and implementing the Arrangement, the full text of which is set out in Schedule B to the Circular (as the Plan of Arrangement may be, or may have been, modified, supplemented or amended), is hereby approved and adopted.

3.	The arrangement agreement (the “Arrangement Agreement”) between AJC and Starcore, dated October 1, 2014, the actions of the directors of AJC in approving the Arrangement and the actions of the officers of AJC in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	AJC is authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of AJC or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of AJC are hereby authorized and empowered, without further notice to, or approval of, the shareholders of AJC:

a.	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.	Any director or officer of AJC is hereby authorized and directed for and on behalf of AJC to execute, whether under corporate seal of AJC or otherwise, and to deliver such documents as are necessary or desirable to give effect to the Arrangement.

7.	Any director or officer of AJC is hereby authorized, for and on behalf and in the name of AJC, to execute and deliver, whether under corporate seal of AJC or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of AJC, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by AJC,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF AMERICAN CONSOLIDATED

Except as set forth in the correspondingly numbered paragraph of the American Consolidated Disclosure Letter, or as disclosed in the American Consolidated Filings filed before the date of this Agreement, American Consolidated hereby represents and warrants to Starcore as follows, and acknowledges and agrees that Starcore is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)	Organization and Qualification. American Consolidated and each of its Subsidiaries are corporations duly incorporated and validly existing under all applicable Laws of their respective jurisdiction of incorporation, continuance or creation and each has full corporate power and authority to own its assets and conduct its business as now owned and conducted. American Consolidated and each of its Subsidiaries are duly qualified to carry on business and are in good standing in each jurisdiction in which the character of their properties or the nature of their activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the constating documents of American Consolidated and each of its Subsidiaries have been delivered or made available to Starcore, and neither American Consolidated nor its Subsidiaries have taken any action to amend or supersede such documents.

(2)	Authority Relative to this Agreement. American Consolidated has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by American Consolidated and the consummation by American Consolidated of the transactions contemplated by this Agreement have been duly authorized by the American Consolidated Board and no other corporate proceedings on the part of American Consolidated or its Subsidiaries are necessary to authorize this Agreement except for the authorization of American Consolidated Securityholders of the Arrangement Resolution. This Agreement has been duly executed and delivered by American Consolidated and constitutes a valid and binding obligation of American Consolidated, enforceable by Starcore against American Consolidated in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)	No Conflict; Required Filings and Consent. The execution and delivery by American Consolidated of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of American Consolidated or those of its Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, license or permit to which American Consolidated or its Subsidiaries is a party or by which American Consolidated or its Subsidiaries is bound; or (ii) to the knowledge of American Consolidated, any Law to which American Consolidated or its Subsidiaries is subject or by which American Consolidated or its Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit, or result in the imposition of any Encumbrance, charge or lien upon any of American Consolidated‘s assets (including mineral properties) or the assets (including mineral properties) of any of its Subsidiaries. Other than the approval of the TSXV, the Interim Order, the Final Order, and the filing of any Arrangement Filings, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of American Consolidated for the consummation by American Consolidated of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by American Consolidated or its Subsidiaries in any material assets or properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4)	Subsidiaries. American Consolidated does not have Subsidiaries or any material interests in any Person, other than as disclosed in the American Consolidated Filings or the American Consolidated Disclosure Letter.

(5)	Compliance with Laws.

(a)	To the knowledge of American Consolidated, the operations of American Consolidated and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of American Consolidated or of any of its Subsidiaries; and none of American Consolidated or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Material Adverse Effect.

(b)	Neither of American Consolidated nor its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its notice of articles or articles or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for failures which, individually or in the aggregate, would not have a Material Adverse Effect.

(6)	Company Authorizations. American Consolidated and its Subsidiaries have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of American Consolidated or its Subsidiaries or otherwise in connection with the material business or operations of American Consolidated or its Subsidiaries and such authorizations are in full force and effect. American Consolidated and its Subsidiaries have fully complied with and are in compliance with all authorizations, except, in each case, for such non- compliance which, individually or in the aggregate, would not have a Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of American Consolidated, threatened regarding any of the authorizations. None of American Consolidated nor any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such authorizations, or of any intention of any Person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect and, to the knowledge of American Consolidated, all such authorizations continue to be effective in order for American Consolidated and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(7)	Regulatory Filings. The American Consolidated Filings have complied in all material respects with all requirements of applicable Law. None of the American Consolidated Filings, at the time filed or as subsequently amended, contained any untrue statement or a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(8)	Capitalization and Listing.

(a)	The authorized share capital of American Consolidated consists only of an unlimited number of American Consolidated Shares. As at the date of this Agreement there are: (A) 17,569,191 American Consolidated Shares validly issued and outstanding as fully-paid and non-assessable American Consolidated Shares; (B) nil outstanding American Consolidated Options providing for the issuance of nil American Consolidated Shares upon the exercise thereof; and (C) outstanding American Consolidated Warrants providing for the issuance of 1,671,416 American Consolidated Shares upon the exercise thereof. There are no other warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of American Consolidated or any of its Subsidiaries to issue or sell any American Consolidated Shares or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any American Consolidated Shares or any of its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of American Consolidated or any of its Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by American Consolidated or any of its Subsidiaries.

(b)	Schedule 8(b) to the American Consolidated Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding American Consolidated Options and the number, exercise prices and expiration dates of each grant to such holders. All American Consolidated Shares that may be issued pursuant to the exercise of outstanding American Consolidated Options will, when issued in accordance with the terms of the American Consolidated Options, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(c)	Schedule 8(c) to the American Consolidated Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding American Consolidated Warrants and the number, exercise prices and expiration dates of each grant to such holders. All American Consolidated Shares that may be issued pursuant to the exercise of outstanding American Consolidated Warrants will, when issued in accordance with the terms of the American Consolidated Warrants, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(d)	There are no outstanding contractual obligations of American Consolidated or any of its Subsidiaries to repurchase, redeem or otherwise acquire any American Consolidated Shares or any shares of its Subsidiaries. No Subsidiaries of American Consolidated own any American Consolidated Shares.

(e)	No order ceasing or suspending trading in securities of American Consolidated nor prohibiting the sale of such securities has been issued and is outstanding against American Consolidated or its directors, officers or promoters.

(9)	Shareholder and Similar Agreements. American Consolidated is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding American Consolidated Shares or the shares of any of its Subsidiaries.

(10)	U.S. Securities Law Matters.

(a)	There is no class of securities of American Consolidated which is registered pursuant to Section 12 of the Exchange Act, nor is American Consolidated subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the Exchange Act. American Consolidated is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the Exchange Act.

(b)	American Consolidated is not an investment company registered or required to be registered under the U. S. Investment Company Act of 1940, as amended.

(c)	The American Consolidated Shares have not been traded on any national securities exchange in the United States during the past 12 calendar months, and will not be so traded prior to the Effective Date.

(11)	Reports. American Consolidated has filed with all applicable Governmental Entities true and complete copies of the American Consolidated Filings that American Consolidated is required to file therewith. The American Consolidated Filings at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws. American Consolidated has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(12)	Financial Statements.

(a)	The audited consolidated financial statements of American Consolidated as at and for each of the fiscal years ended on September 30, 2013 and September 30, 2012 including the notes thereto and the reports by American Consolidated’s auditors thereon, and the interim consolidated financial statements for American Consolidated for the period ended March 31, 2014 including the notes thereto have been, and all financial statements of American Consolidated which are publicly disseminated by American Consolidated in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of American Consolidated and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by American Consolidated or any of its Subsidiaries to any executive officer or director of American Consolidated.

(b)	Since September 30, 2013, neither American Consolidated nor its Subsidiaries nor, to American Consolidated’s knowledge, any director, officer, employee, auditor, accountant or representative of American Consolidated or its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of American Consolidated or its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that American Consolidated or its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the American Consolidated Board.

(13)	Undisclosed Liabilities. Neither American Consolidated nor its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited consolidated statements of financial position of American Consolidated as of September 30, 2013 (the “American Consolidated Statement of Financial Position”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the Ordinary Course, that are not and would not, individually or in the aggregate with all other liabilities and obligations of American Consolidated and its Subsidiaries (other than those disclosed on the American Consolidated Statement of Financial Position and/or in the notes to the American Consolidated financial statements), reasonably be expected to have a Material Adverse Effect, or have a Material Adverse Effect, or, as a consequence of the consummation of the Arrangement, have a Material Adverse Effect. Without limiting the foregoing, the American Consolidated Statement of Financial Position reflects reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of American Consolidated and its Subsidiaries.

(14)	Interest in Properties and Mineral Rights.

(a)	All of American Consolidated’s and its Subsidiaries’ real properties (collectively, and where material, the “Property”) and all of American Consolidated’s and its Subsidiaries’ mineral interests and rights (including any material claims, mineral leases, concessions, exploration licenses, exploitation licenses and prospecting permits) (collectively, and where material, the “Mineral Rights”), are set out in Schedule 14(a) of the American Consolidated Disclosure Letter. Other than the Property and the Mineral Rights set out in Schedule 14(a) of the American Consolidated Disclosure Letter, neither American Consolidated nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(b)	American Consolidated or one of its Subsidiaries is the recorded holder or has rights to acquire pursuant to legally binding and enforceable contracts, as applicable, the Mineral Rights, free and clear of any Encumbrances.

(c)	All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(d)	The Mineral Rights are in good standing under applicable Law and, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)	There is no material adverse claim against or challenge to the title to or ownership of any of the Mineral Rights.

(f)	American Consolidated or a Subsidiary has the exclusive right to deal with the Property and all of the Mineral Rights.

(g)	Other than as disclosed in the American Consolidated Disclosure Letter, no Person other than American Consolidated and its Subsidiaries has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)	Other than as disclosed in the American Consolidated Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect American Consolidated’s or a Subsidiaries’ interest in the Property or any of the Mineral Rights.

(i)	There are no material restrictions on the ability of American Consolidated and its Subsidiaries to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law.

(j)	Neither American Consolidated nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of American Consolidated or a Subsidiary in any of the Mineral Rights.

(k)	American Consolidated and its Subsidiaries have all necessary right to conduct the exploration and development work on the mineral claims apprised in the Mineral Rights currently conducted or contemplated by American Consolidated on such mineral claims.

(15)	Mineral Reserves and Resources. The mineral reserves and mineral resources declared by American Consolidated, as set forth in the American Consolidated Filings, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All information regarding the Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the American Consolidated Filings on or before the date hereof..

(16)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from American Consolidated or any of its Subsidiaries of the material assets of American Consolidated or its Subsidiaries.

(17)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect:

(a)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of American Consolidated and its Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which American Consolidated or any of its Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(18)	Employment Matters.

(a)	Neither American Consolidated nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of American Consolidated (including as a result of the Arrangement).

(b)	Neither American Consolidated nor its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of American Consolidated, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(c)	Neither American Consolidated nor its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of American Consolidated, threatened, or any litigation actual, or to the knowledge of American Consolidated, threatened, relating to employment or termination of employment of employees or independent contractors. No labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting American Consolidated.

(19)	Absence of Certain Changes or Events. Since September 30, 2013:

(a)	American Consolidated and its Subsidiaries have conducted their respective businesses only in the Ordinary Course and consistent with past practice;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect has been incurred;

(c)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect;

(d)	there has not been any change in the accounting practices used by American Consolidated and its Subsidiaries, except as disclosed in the American Consolidated Filings;

(e)	there has not been any increase in the salary, bonus, or other remuneration payable to any employees or officers of any of American Consolidated or its Subsidiaries;

(f)	there has not been any redemption, repurchase or other acquisition of American Consolidated Shares by American Consolidated, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the American Consolidated Shares;

(g)	there has not been any entering into, or an amendment of, any Material Contract;

(h)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in American Consolidated’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course consistent with past practice; and

(i)	except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of American Consolidated or its Subsidiaries.

(20)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of American Consolidated, threatened against or relating to American Consolidated or its Subsidiaries, the business of American Consolidated or any of its Subsidiaries or affecting any of their properties (including mineral projects), or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of American Consolidated are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect). Neither American Consolidated nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(21)	Taxes.

(a)	Each of American Consolidated and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and American Consolidated and each of its Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(b)	Each of American Consolidated and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(c)	Each of American Consolidated and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(d)	None of American Consolidated nor any of its Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(e)	There are no proceedings, investigations, audits or claims now pending or threatened against American Consolidated or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(f)	None of American Consolidated nor any of its Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.

(g)          For the purposes of the Tax Act and any other relevant Tax purposes:

(i)	American Consolidated is resident in Canada and a “taxable Canadian corporation”; and

(ii)	Each of American Consolidated’s Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(h)	There are no Encumbrances for Taxes upon any properties or assets of American Consolidated or any of its Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in American Consolidated’s audited financial statements).

(22)	Books and Records. The corporate records and minute books of American Consolidated and its Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of American Consolidated and its Subsidiaries as provided to Starcore are complete and accurate in all material respects. The corporate minute books for American Consolidated and its Subsidiaries contain minutes of all meetings and resolutions of the directors and American Consolidated Securityholders held. The financial books and records and accounts of American Consolidated and its Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of American Consolidated’s Subsidiaries, accurately and fairly reflect the transactions and dispositions of assets of American Consolidated and its Subsidiaries; and (c) in the case of American Consolidated’s Subsidiaries, accurately and fairly reflect the basis for American Consolidated’s consolidated financial statements.

(23)	Insurance.

(a)	American Consolidated has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither American Consolidated nor its Subsidiaries has failed to make a claim thereunder on a timely basis.

(b)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and American Consolidated will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of American Consolidated other) notice of cancellation or termination has been received by American Consolidated or its Subsidiaries with respect to any such policy.

(24)	Non-Arm’s Length Transactions. Except as disclosed in the American Consolidated Filings and for employment or employment compensation agreements entered into in the Ordinary Course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by American Consolidated or its Subsidiaries) between American Consolidated or its Subsidiaries on the one hand, and any (i) officer or director of American Consolidated or any of its Subsidiaries, (ii) any holder of record or, to the knowledge of American Consolidated, beneficial owner of five percent or more of the voting securities of American Consolidated, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(25)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect:

(a)	Since September 30, 2013 all facilities and operations of American Consolidated and its Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(b)	American Consolidated and its Subsidiaries are in possession of, and in compliance with, all environmental permits that are required to own, lease and operate the Mineral Rights at its current stage of development and to conduct their respective business as they are now being conducted;

(c)	no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of American Consolidated and its Subsidiaries and, to the knowledge of American Consolidated, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(d)	neither American Consolidated nor any of its Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(e)	to the knowledge of American Consolidated, there are no changes in the status, terms or conditions of any environmental permits held by American Consolidated or any of its Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of American Consolidated or any of its Subsidiaries following the Effective Date;

(f)	American Consolidated and its Subsidiaries have made available to Starcore all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(g)	to the knowledge of American Consolidated, American Consolidated and its Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Material Adverse Effect.

(26)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon American Consolidated or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of American Consolidated or any of its Subsidiaries, any acquisition of property by American Consolidated or any of its Subsidiaries, or the conduct of business by American Consolidated or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(27)	Material Contracts. American Consolidated and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under the Material Contracts. Neither American Consolidated nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does American Consolidated have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect. Neither American Consolidated nor any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of American Consolidated, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect. Prior to the date hereof, American Consolidated has made available to Starcore true and complete copies of all of the Material Contracts of American Consolidated. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by American Consolidated (or its Subsidiaries, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(28)	Winding Up. No order has been made, petition presented or meeting convened for the purpose of winding up of American Consolidated or any of its Subsidiaries, or for the appointment of any provisional liquidator or in relation to any other process whereby the business is terminated and the assets of American Consolidated or any of its Subsidiaries are distributed amongst the creditors and/or shareholders or other contributors, and there are no proceedings under any applicable insolvency, bankruptcy, reorganization or similar laws in any relevant jurisdiction, and no events have occurred which, under applicable Laws, would be reasonably likely to justify any such cases or proceedings.

(29)	Brokers. None of American Consolidated, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(30)	Reporting Issuer Status. As of the date hereof, American Consolidated is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of British Columbia, Alberta and Ontario.

(31)	Stock Exchange Compliance. American Consolidated is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF STARCORE

Except as set forth in the correspondingly numbered paragraph of the Starcore Disclosure Letter, or as disclosed in the Starcore Filings filed before the date of this Agreement, Starcore hereby represents and warrants to American Consolidated as follows, and acknowledges and agrees that American Consolidated is relying upon such representations and warranties in connection with the entering into of the Agreement:

(1)	Organization and Qualification. Each of Starcore and Compañia Minera Peña de Bernal, S.A. de C.V. (the “Starcore Subsidiaries”) is a corporation duly incorporated and validly existing under all applicable Laws of its respective jurisdiction of incorporation, continuance or creation and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Starcore and each of the Starcore Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its respective properties or the nature of its respective activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the constating documents of Starcore have been delivered or made available to American Consolidated.

(2)	Authority Relative to this Agreement. Starcore has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Starcore and the consummation by Starcore of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Starcore and no other corporate proceedings on the part of Starcore or any of the Starcore Subsidiaries are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Starcore and constitutes a valid and binding obligation of Starcore, enforceable by American Consolidated against Starcore in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)	No Conflict; Required Filings and Consent. The execution and delivery by Starcore of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Starcore or those of any of the Starcore Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, license or permit to which Starcore or any of the Starcore Subsidiaries is a party or by which Starcore or any of the Starcore Subsidiaries is bound; or (ii) any Law to which Starcore or any of the Starcore Subsidiaries is subject or by which Starcore or any of the Starcore

Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, license or permit, or result in the imposition of any Encumbrance, charge or lien upon any of Starcore’s assets (including mineral properties) or the assets of any of the Starcore Subsidiaries (including mineral properties). Other than Starcore Shareholder Approval, if required, and conditional listing approval of the TSX of the Starcore Shares issued as Consideration, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Starcore for the consummation by Starcore of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Starcore or any of the Starcore Subsidiaries in any material assets or properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4)	Regulatory Filings. The Starcore Filings have complied in all material respects with all requirements of applicable Law. None of the Starcore Filings, at the time filed or as subsequently amended, contained any untrue statement or a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(5)	Compliance with Laws.

(a)	The operations of Starcore and the Starcore Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Starcore or of any of the Starcore Subsidiaries and none of Starcore or any of the Starcore Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Material Adverse Effect.

(b)	None of Starcore or any of the Starcore Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its notice of articles or articles or equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of its properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for failures which, individually or in the aggregate, would not have a Material Adverse Effect.

(6)	Starcore Authorizations. Starcore and the Starcore Subsidiaries have obtained all authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Starcore or the Starcore Subsidiaries or otherwise in connection with the material business or operations of Starcore or the Starcore Subsidiaries and such authorizations are in full force and effect. Starcore and the Starcore Subsidiaries have fully complied with and are in compliance with all authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Starcore, threatened regarding any of the authorizations. None of Starcore or any of the Starcore Subsidiaries has received any notice, whether written or oral, of revocation or non- renewal of any such authorizations, or of any intention of any Person to revoke or refuse to renew any of such authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect and, to the knowledge of Starcore, all such authorizations continue to be effective in order for Starcore and the Starcore Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(7)	Capitalization and Listing.

(a)	The authorized share capital of Starcore consists of an unlimited number of Starcore Shares. As at the date of this Agreement there are: (A) 143,515,465 Starcore Shares validly issued and outstanding as fully-paid and non- assessable Starcore Shares; and (B) outstanding options providing for the issuance of 16,025,000 Starcore Shares upon the exercise thereof; and (C) outstanding common share purchase warrants providing for the issuance of nil Starcore Shares upon the exercise thereof. [Other than as disclosed in the Starcore Disclosure Letter], there are no warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Starcore or any of the Starcore Subsidiaries to issue or sell any Starcore Shares or of any of the Starcore Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any Starcore Shares or any of the Starcore Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Starcore or any of the Starcore Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Starcore or any of the Starcore Subsidiaries.

(b)	Other than as disclosed in the Starcore Filings, there are no outstanding contractual obligations of Starcore or any of the Starcore Subsidiaries to repurchase, redeem or otherwise acquire any Starcore Shares or any shares of any of the Starcore Subsidiaries. No Subsidiary of Starcore owns any Starcore Shares.

(c)	No order ceasing or suspending trading in securities of Starcore nor prohibiting the sale of such securities has been issued and is outstanding against Starcore or its directors, officers or promoters.

(8)	Shareholder and Similar Agreements. Starcore is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding Starcore Shares or the shares of any of the Starcore Subsidiaries.

(9)	Reports. Starcore has filed with all applicable Governmental Entities true and complete copies of the Starcore Filings that Starcore is required to file therewith. Starcore Filings at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (i) complied in all material respects with the requirements of applicable Securities Laws. Starcore has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(10)	Financial Statements.

(a)	The audited consolidated financial statements of Starcore as at and for each of the fiscal years ended July 31, 2013 and July 31, 2012, including the notes thereto and the reports by Starcore’s auditors thereon, and the interim consolidated financial statements for Starcore for the period ended April 30, 2014 including the notes thereto have been, prepared in accordance with IFRS applied on a basis consistent with all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the respective businesses as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).

(b)	Since July 31, 2013, neither Starcore nor any of the Starcore Subsidiaries nor, to Starcore’s knowledge, any director, officer, employee, auditor, accountant or representative of Starcore or any of the Starcore Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Starcore or any of the Starcore Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Starcore or any of the Starcore Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Starcore Board.

(11)	Undisclosed Liabilities. Neither Starcore nor any of the Starcore Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited consolidated statements of financial position of Starcore as of July 31, 2013 (the “Starcore Statement of Financial Position”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the Ordinary Course, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Starcore and the Starcore Subsidiaries (other than those disclosed on the Starcore Statement of Financial Position and/or in the notes to the Starcore financial statements), reasonably be expected to have a Material Adverse Effect, or have a Material Adverse Effect, or, as a consequence of the consummation of the Arrangement, have a Material Adverse Effect. Without limiting the foregoing, the Starcore Statement of Financial Position reflects reasonable reserves in accordance with IFRS for contingent liabilities relating to pending litigation and other contingent obligations of Starcore and the Starcore Subsidiaries.

(12)	Interest in Properties and Mineral Rights.

(a)	All of Starcore’s and the Starcore Subsidiaries’ real properties (collectively, and where material, the “Starcore Property”) and all of Starcore’s and the Starcore Subsidiaries’ mineral interests and rights (including any material claims, mineral leases, concessions, exploration licenses, exploitation licenses and prospecting permits) (collectively, and where material, the “Starcore Mineral Rights”), are disclosed in the Starcore Filings. Other than the Starcore Property and the Starcore Mineral Rights disclosed in the Starcore Filings, neither Starcore nor the Starcore Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(b)	Starcore or one of the Starcore Subsidiaries is the recorded holder of the Starcore Mineral Rights and all of the Starcore Mineral Rights have been properly recorded and are comprised of valid and subsisting concessions.

(c)	The Starcore Mineral Rights are in good standing under applicable Law and, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(d)	There is no material adverse claim against or challenge to the title to or ownership of any of the Starcore Mineral Rights.

(e)	Except as disclosed in the Starcore Filings, no Person other than Starcore and the Starcore Subsidiaries has any interest in the Starcore Property or any of the Starcore Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(f)	Except as disclosed in Starcore’s Filings, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Starcore’s or a Subsidiary’s interest in the Starcore Property or any of the Starcore Mineral Rights.

(g)	There are no material restrictions on the ability of Starcore and the Starcore Subsidiaries to use, transfer or exploit the Starcore Property or any of the Starcore Mineral Rights, except pursuant to the applicable Law.

(h)	Neither Starcore nor any of the Starcore Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Starcore or a Subsidiary in any of the Starcore Mineral Rights.

(i)	Starcore and the Starcore Subsidiaries have all surface rights necessary to conduct exploration and mining activities as currently conducted by Starcore and the Starcore Subsidiaries.

(13)	Mineral Reserves and Resources. The mineral reserves and mineral resources declared by Starcore, as set forth in the Starcore Filings, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All information regarding the Starcore Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Starcore Filings on or before the date hereof.

(14)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Starcore or any of the Starcore Subsidiaries of the material assets of Starcore.

(15)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect:

(a)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Starcore and the Starcore Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(b)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Starcore or any of the Starcore Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(16)	Absence of Certain Changes or Events. Since July 31, 2013, except as set out in the Starcore Filings:

(a)	Starcore and the Starcore Subsidiaries have conducted their respective businesses only in the Ordinary Course and consistent with past practice;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect has been incurred;

(c)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect;

(d)	there has not been any change in the accounting practices used by Starcore and the Starcore Subsidiaries;

(e)	there has not been any redemption, repurchase or other acquisition of Starcore Shares by Starcore, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Starcore Shares, except as disclosed in the Starcore Disclosure Letter; and

(f)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Starcore’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course consistent with past practice.

(17)	Litigation. There is no claim, action, proceeding or investigation pending or, to the knowledge of Starcore, threatened against or relating to Starcore or any of the Starcore Subsidiaries, the business of Starcore or any of the Starcore Subsidiaries or affecting any of their properties (including mineral projects), assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of Starcore are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that this representation shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect). Neither Starcore nor any of the Starcore Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(18)	Taxes.

(a)	Each of Starcore and the Starcore Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Starcore and each of the Starcore Subsidiaries has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(b)	There are no proceedings, investigations, audits or claims now pending or threatened against Starcore or any of the Starcore Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(c)	For the purposes of the Tax Act and any other relevant Tax purposes:

(i)	Starcore is resident in Canada and a “taxable Canadian corporation”; and

(ii)	Each of Starcore’s Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(d)	There are no Encumbrances for Taxes upon any properties or assets of Starcore or any of the Starcore Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Starcore’s audited financial statements).

(19)	Books and Records. The corporate records and minute books of Starcore and the Starcore Subsidiaries have been maintained in accordance with all applicable Laws. The corporate minute books for Starcore and the Starcore Subsidiaries contain minutes of all meetings and resolutions of the directors and Starcore Securityholders held.

(20)	Insurance.

(a)	Starcore has in place insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Starcore nor any of the Starcore Subsidiaries has failed to make a claim thereunder on a timely basis.

(b)	Each of such policies and other forms of insurance is in full force and effect on the date hereof and Starcore will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Starcore other) notice of cancellation or termination has been received by Starcore or any of the Starcore Subsidiaries with respect to any such policy.

(21)	Non-Arm’s Length Transactions. Except as disclosed in the Starcore Filings, the Starcore Disclosure Letter and for employment or employment compensation agreements and incentive stock option agreements entered into in the Ordinary Course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Starcore or any of the Starcore Subsidiaries) between Starcore or any of the Starcore Subsidiaries on the one hand, and any (i) officer or director of Starcore or any of the Starcore Subsidiaries,

(ii) any holder of record or, to the knowledge of Starcore, beneficial owner of five percent or more of the voting securities of Starcore, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(22)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect:

(a)	Since July 31, 2013, all facilities and operations of Starcore and the Starcore Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(b)	Starcore and the Starcore Subsidiaries are in possession of, and in compliance with, all environmental permits that are required to own, lease and operate the Starcore Property and Starcore Mineral Rights at its current stage of development and to conduct their respective business as they are now being conducted;

(c)	no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Starcore and the Starcore Subsidiaries;

(d)	to the knowledge of Starcore, there are no changes in the status, terms or conditions of any environmental permits held by Starcore or any of the Starcore Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Starcore or any of the Starcore Subsidiaries following the Effective Date.

(e)	Starcore and the Starcore Subsidiaries have made available to American Consolidated all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(f)	Starcore and the Starcore Subsidiaries are not subject to any present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Material Adverse Effect.

(23)	Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Starcore or any of the Starcore Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Starcore or any of the Starcore

Subsidiaries, any acquisition of property by Starcore or any of the Starcore Subsidiaries, or the conduct of business by Starcore or any of the Starcore Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(24)	Material Contracts. Starcore and the Starcore Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under the Material Contracts. Neither Starcore nor any of the Starcore Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Starcore have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect. Neither Starcore nor any of the Starcore Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Starcore, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect.

(25)	Reporting Issuer Status. As of the date hereof, Starcore is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of British Columbia, Alberta and Ontario.

(26)	Stock Exchange Compliance. Starcore is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.